UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2026

Commission File Number: 001-34615

JinkoSolar Holding Co., Ltd.

(Translation of registrant’s name into English)

1 Yingbin Road

Shangrao Economic Development Zone

Jiangxi Province, 334100

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                       Form 40-F ☐

JinkoSolar Announces Disposal of 75.1% Equity Interest in Its U.S. Subsidiary

JinkoSolar Holding Co., Ltd. (“JinkoSolar” or the “Company”) announced that JinkoSolar (U.S.) Holding Inc. (“JinkoSolar U.S. Holding”), a subsidiary of the Company, has entered into a definitive agreement to sell 75.1% equity interest in Jinko Solar (U.S.) Industries Inc. (“Jinko Industries”) to FH JKV Holdings Limited (“FH JKV”) for a consideration of approximately US$191.5 million, subject to post-closing adjustment based on the net asset value of Jinko Industries (the “Disposal”). JinkoSolar U.S. Holding currently holds 100% of the equity interest in Jinko Industries. The consideration will be settled in three tranches: (i) payment of 51% of the consideration upon the closing of the Disposal; (ii) payment of 15.71% of the consideration as the second tranche; and (iii) payment of 33.29% of the consideration as the third tranche, in each case subject to the terms and conditions set out in the transaction documents. Upon completion of the Disposal, JinkoSolar U.S. Holding and FH JKV will own 24.9% and 75.1% equity interest in Jinko Industries, respectively, and Jinko Industries will cease to be a consolidated subsidiary of the Company. Following the Disposal, Jinko Industries will retain its existing claims and remain responsible for its existing liabilities and obligations.

In connection with the Disposal, an independent third-party valuer, Jinzheng (Shanghai) Assets Appraisal Co Ltd., was engaged to assess the equity value of Jinko Industries. As of November 30, 2025, the assessed equity value of Jinko Industries was approximately RMB1,797 million. The consideration for the Disposal is commensurate with the equity value of Jinko Industries assessed by the independent third-party valuer. The Disposal has been approved by the board of directors of the Company.

The Disposal aligns with the Company’s ongoing strategic restructuring of its overseas business and assets in light of prevailing uncertainties in the global macroeconomic environment. The Disposal will enable the Company to improve its operational efficiency, flexibility and overall risk profile. The Company believes the Disposal will enhance long-term shareholder value and will continue to explore strategic opportunities for broader business growth. Following the Disposal, the Company will continue to sell photovoltaic products in the U.S. market.

The Disposal is conditioned upon the satisfaction of customary closing conditions precedent set forth in the transaction documents, including regulatory approvals. There can be no assurance that all closing conditions for the Disposal will be satisfied or waived.

Safe Harbor Statement

This document contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Such statements are based upon management’s current expectations and current market and operating conditions and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company’s control. Forward-looking statements involve inherent risks and uncertainties. Further information regarding these and other risks is included in JinkoSolar’s filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F. Except as required by law, the Company does not undertake any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

JinkoSolar Holding Co., Ltd.

By:	/s/ Mengmeng (Pan) Li
Name:	Mengmeng (Pan) Li
Title:	Chief Financial Officer

Date: May 8, 2026